Exhibit 99.1

KE Holdings Inc. Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results and a Final Cash Dividend

BEIJING, China, March 18, 2025 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024, and also announced a final cash dividend.

Business and Financial Highlights for the Fourth Quarter and Fiscal Year 2024

•	Gross transaction value (GTV)[1] in 2024 was RMB3,349.4 billion (US$458.9 billion), an increase of 6.6% year-over-year. GTV of existing home transactions was RMB2,246.5 billion (US$307.8 billion), an increase of 10.8% year-over-year. GTV of new home transactions was RMB970.0 billion (US$132.9 billion), a decrease of 3.3% year-over-year. GTV of home renovation and furnishing was RMB16.9 billion (US$2.3 billion), an increase of 27.3% year-over-year. GTV of emerging and other services was RMB116.0 billion (US$15.9 billion), an increase of 17.6% year-over-year.

In the fourth quarter of 2024, GTV was RMB1,143.8 billion (US$156.7 billion), an increase of 55.5% year-over-year. GTV of existing home transactions was RMB744.8 billion (US$102.0 billion), an increase of 59.1% year-over-year. GTV of new home transactions was RMB355.3 billion (US$48.7 billion), an increase of 49.3% year-over-year. GTV of home renovation and furnishing was RMB5.3 billion (US$0.7 billion), an increase of 34.7% year-over-year. GTV of emerging and other services was RMB38.3 billion (US$5.3 billion), an increase of 50.0% year-over-year.

•	Net revenues in 2024 were RMB93.5 billion (US$12.8 billion), an increase of 20.2% year-over-year.

In the fourth quarter of 2024, net revenues were RMB31.1 billion (US$4.3 billion), an increase of 54.1% year-over-year.

•	Net income in 2024 was RMB4,078 million (US$559 million), a decrease of 30.8% year-over-year.

Adjusted net income[2] in 2024 was RMB7,211 million (US$988 million), a decrease of 26.4% year-over-year.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

In the fourth quarter of 2024, net income was RMB577 million (US$79 million), a decrease of 13.9% year-over-year. Adjusted net income was RMB1,344 million (US$184 million), a decrease of 21.6% year-over-year.

•	Number of stores was 51,573 as of December 31, 2024, a 17.7% increase from one year ago. Number of active stores[3] was 49,693 as of December 31, 2024, an 18.3% increase from one year ago.

•	Number of agents was 499,937 as of December 31, 2024, a 16.9% increase from one year ago. Number of active agents[4] was 445,271 as of December 31, 2024, a 12.1% increase from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 43.2 million in the fourth quarter of 2024, relatively flat compared to 43.2 million in the same period of 2023.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “in 2024, China's real estate industry is accelerating towards an advanced stage, with customer demand shifting towards reducing decision-making risks and pursuing higher living quality. We empower service providers with technology, enabling optimal decision-making and driving the industry's leap toward higher service efficiency.”

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 42,021 as of December 31, 2023.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 397,135 as of December 31, 2023.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“Under the strategy of active growth and ecosystem optimization, we achieved significant growth in several key metrics in 2024. The number of active stores on the platform reached nearly 49,700, an 18.3% increase year-on-year, while the number of active agents surpassed 445,000, a 12.1% increase year-on-year. The total GTV was RMB3,349.4 billion, with net revenues hitting a historic high of RMB93.5 billion, a 20.2% increase year-on-year. GTV of existing home transactions grew 10.8% year-on-year, while net revenues from new home transaction services increased by 10.1% year-on-year. The home renovation and furnishing services saw continuous improvement in scale and delivery capability, achieving net revenues of RMB14.8 billion, a 36.1% year-on-year increase. The home rental services managed over 430,000 units by the end of 2024, generating net revenues of RMB14.3 billion, a 135.0% year-on-year increase, with refined operations improving customer experience. Our Beihaojia business explored driving product strength and reduce risks in the new home industry through the C2M (customer to manufacturing) model.”

“Looking ahead, we remain committed to our strategic direction of becoming ‘more technology-driven and more human-centric.’ AI-powered technology will enable deeper insights into personalized customer needs and redefine the boundaries of service providers’ capabilities, while a human-centered approach will highlight the value of service. We believe that the integration of technology and human touch will drive a step-change in consumer experience and service efficiency, unlocking new possibilities for the residential services industry,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “in 2024, both the existing and new home markets saw a significant recovery following the stimulus policies introduced in September. The total volume of existing home transactions saw year-on-year growth in 2024, and structurally, the proportion of existing home transactions within the overall real estate market further increased.

Facing market opportunities, we continued to make breakthroughs in scale in 2024. Our full-year net revenues reached RMB93.5 billion, up 20.2% year-over-year. Net revenues from existing and new home transaction services both grew year-over-year. Net revenues from non-housing transaction services grew by 64.2% year-over-year, accounting for 33.8% of total net revenues, serving as a new growth engine. Our earnings quality improved as well. Net operating cash inflow in 2024 was RMB9.45 billion, 1.3 times our adjusted net income for the year.

We placed great emphasis on shareholder returns. We have in aggregate repurchased shares with a total consideration of approximately US$716 million in 2024, which accounted for approximately 3.9% of the Company’s total issued shares at the end of 2023. Meanwhile, we are here to declare our final cash dividend, with an aggregate amount of approximately US$0.4 billion, reaffirming our commitment to sharing long-term value with our shareholders.

We believe our outstanding financial management capabilities will safeguard our ‘one body, three wings’ strategy and facilitate the steady growth of all business lines.”

Fourth Quarter 2024 Financial Results

Net Revenues

Net revenues increased by 54.1% to RMB31.1 billion (US$4.3 billion) in the fourth quarter of 2024 from RMB20.2 billion in the same period of 2023, primarily attributable to the increase of total GTV and the expansion of home rental business. Total GTV increased by 55.5% to RMB1,143.8 billion (US$156.7 billion) in the fourth quarter of 2024 from RMB735.6 billion in the same period of 2023, primarily attributable to the recovery of housing transaction market driven by the supportive policies and the Company’s proactive growth strategy and enhanced capabilities in market coverage.

•	Net revenues from existing home transaction services were RMB8.9 billion (US$1.2 billion) in the fourth quarter of 2024, increased by 47.5% from RMB6.0 billion in the same period of 2023. GTV of existing home transactions increased by 59.1% to RMB744.8 billion (US$102.0 billion) in the fourth quarter of 2024 from RMB468.1 billion in the same period of 2023. The higher growth rate in GTV compared to net revenues in existing home transaction services was primarily attributable to a decrease in the commission rate of existing home sales transaction services, driven by a strategic scaling-down of certain value-added services offerings as the Company prioritized service quality assurance to ensure the premium offerings maintain their value proposition to customers.

Among that, (i) commission revenue was RMB7.4 billion (US$1.0 billion) in the fourth quarter of 2024, increased by 53.0% from RMB4.9 billion in the same period of 2023, primarily attributable to the increase of GTV of existing home transactions served by Lianjia stores of 65.7% to RMB311.7 billion (US$42.7 billion) in the fourth quarter of 2024 from RMB188.1 billion in the same period of 2023, partially offset by the decrease in the commission rate of existing home sales transaction services charged by Lianjia stores which was driven by a strategic scale back certain value-added services offerings; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform increased by 25.0% to RMB1.5 billion (US$0.2 billion) in the fourth quarter of 2024 from RMB1.2 billion in the same period of 2023, mainly due to an increase of GTV of existing home transactions served by connected agents on the Company’s platform of 54.7% to RMB433.2 billion (US$59.3 billion) in the fourth quarter of 2024 from RMB280.0 billion in the same period of 2023, partially offset by incentive-based reductions in platform service and franchise service fees for connected stores.

•	Net revenues from new home transaction services increased by 72.7% to RMB13.1 billion (US$1.8 billion) in the fourth quarter of 2024 from RMB7.6 billion in the same period of 2023, primarily due to the increase of GTV of new home transactions of 49.3% to RMB355.3 billion (US$48.7 billion) in the fourth quarter of 2024 from RMB238.0 billion in the same period of 2023, and the improved monetization capability. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 51.6% to RMB287.5 billion (US$39.4 billion) in the fourth quarter of 2024 from RMB189.7 billion in the same period of 2023, and the GTV of new home transactions served by Lianjia brand increased by 40.4% to RMB67.8 billion (US$9.3 billion) in the fourth quarter of 2024 from RMB48.3 billion in the same period of 2023.

•	Net revenues from home renovation and furnishing increased by 12.8% to RMB4.1 billion (US$0.6 billion) in the fourth quarter of 2024 from RMB3.6 billion in the same period of 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business and b) a larger contribution from furniture and home furnishing sales in categories such as customized furniture, soft furnishings, and electrical appliances.

•	Net revenues from home rental services increased by 108.7% to RMB4.6 billion (US$0.6 billion) in the fourth quarter of 2024 from RMB2.2 billion in the same period of 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB0.4 billion (US$0.1 billion) in the fourth quarter of 2024, compared to RMB0.7 billion in the same period of 2023.

Cost of Revenues

Total cost of revenues increased by 59.1% to RMB24.0 billion (US$3.3 billion) in the fourth quarter of 2024 from RMB15.1 billion in the same period of 2023.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 71.7% to RMB8.7 billion (US$1.2 billion) in the fourth quarter of 2024, from RMB5.1 billion in the same period of 2023, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation increased by 64.8% to RMB6.5 billion (US$0.9 billion) in the fourth quarter of 2024 from RMB3.9 billion in the same period of 2023, primarily due to an increase in the net revenues from existing and new home transactions derived from transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 9.8% to RMB2.9 billion (US$0.4 billion) in the fourth quarter of 2024 from RMB2.6 billion in the same period of 2023, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 101.8% to RMB4.4 billion (US$0.6 billion) in the fourth quarter of 2024 from RMB2.2 billion in the same period of 2023, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores increased by 8.1% to RMB0.8 billion (US$0.1 billion) in the fourth quarter of 2024 from RMB0.7 billion in the same period of 2023, primarily attributable to the increased number of Lianjia stores.

•	Other costs. The Company’s other costs increased to RMB0.7 billion (US$0.1 billion) in the fourth quarter of 2024 from RMB0.5 billion in the same period of 2023, mainly due to the increased tax and surcharges in line with the increased net revenues and an increase in provision and funding costs of financial services.

Gross Profit

Gross profit increased by 39.4% to RMB7.2 billion (US$1.0 billion) in the fourth quarter of 2024 from RMB5.1 billion in the same period of 2023. Gross margin was 23.0% in the fourth quarter of 2024, compared to 25.5% in the same period of 2023, primarily due to a) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services and b）a lower contribution margin of emerging and other services.

Income from Operations

Total operating expenses increased by 15.8% to RMB6.2 billion (US$0.8 billion) in the fourth quarter of 2024 from RMB5.3 billion in the same period of 2023.

•	General and administrative expenses were RMB3.0 billion (US$0.4 billion) in the fourth quarter of 2024, compared with RMB2.6 billion in the same period of 2023, mainly due to the increase in personnel costs, partially offset by the decrease of share-based compensation expenses.

•	Sales and marketing expenses increased by 12.7% to RMB2.3 billion (US$0.3 billion) in the fourth quarter of 2024 from RMB2.1 billion in the same period of 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business.

•	Research and development expenses increased by 38.4% to RMB739 million (US$101 million) in the fourth quarter of 2024 from RMB534 million in the same period of 2023, primarily due to the increased headcount of research and development personnel and the increased technical service costs.

Income from operations was RMB1,011 million (US$139 million) in the fourth quarter of 2024, compared to loss from operations of RMB173 million in the same period of 2023. Operating margin was 3.2% in the fourth quarter of 2024, compared to negative 0.9% in the same period of 2023, primarily due to the improved operating leverage in the fourth quarter of 2024, compared to the same period of 2023.

Adjusted income from operations6 was RMB1,755 million (US$240 million) in the fourth quarter of 2024, compared to RMB856 million in the same period of 2023. Adjusted operating margin7 was 5.6% in the fourth quarter of 2024, compared to 4.2% in the same period of 2023. Adjusted EBITDA8 was RMB2,343 million (US$321 million) in the fourth quarter of 2024, compared to RMB1,700 million in the same period of 2023.

Net Income

Net income was RMB577 million (US$79 million) in the fourth quarter of 2024, compared to RMB670 million in the same period of 2023, primarily due to an increase in income tax expenses.

Adjusted net income was RMB1,344 million (US$184 million) in the fourth quarter of 2024, compared to RMB1,714 million in the same period of 2023.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB570 million (US$78 million) in the fourth quarter of 2024, compared to RMB670 million in the same period of 2023.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,336 million (US$183 million) in the fourth quarter of 2024, compared to RMB1,713 million in the same period of 2023.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets,and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB0.51 (US$0.07) and RMB0.49 (US$0.07) in the fourth quarter of 2024, respectively, compared to RMB0.58 and RMB0.56 in the same period of 2023, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.19 (US$0.16) and RMB1.14 (US$0.16) in the fourth quarter of 2024, respectively, compared to RMB1.49 and RMB1.44 in the same period of 2023, respectively.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of December 31, 2024, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB61.6 billion (US$8.4 billion).

Fiscal Year 2024 Financial Results

Net Revenues

Net revenues increased by 20.2% to RMB93.5 billion (US$12.8 billion) in 2024 from RMB77.8 billion in 2023, primarily attributable to the increase of net revenues from new home transaction services and the expansion of home renovation and furnishing and home rental business. Total GTV increased by 6.6% to RMB3,349.4 billion (US$458.9 billion) in 2024 from RMB3,142.9 billion in 2023, primarily attributable to the Company’s proactive growth strategy and enhanced capabilities in market coverage.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

•	Net revenues from existing home transaction services were RMB28.2 billion (US$3.9 billion) in 2024, relatively flat compared with RMB28.0 billion in 2023. GTV of existing home transactions increased by 10.8% to RMB2,246.5 billion (US$307.8 billion) in 2024 from RMB2,028.0 billion in 2023.

Among that, (i) commission revenue increased by 1.0% to RMB23.1 billion (US$3.2 billion) in 2024, from RMB22.9 billion in 2023, primarily attributable to the GTV of existing home transactions served by Lianjia stores increased by 8.4% to RMB918.5 billion (US$125.8 billion) in 2024 from RMB847.6 billion in 2023, mainly offset by a lower commission rate of existing home transaction services charged by Lianjia stores in Beijing; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform were RMB5.1 billion (US$0.7 billion) in 2024, relatively flat compared with RMB5.1 billion in 2023, while the GTV of existing home transactions served by connected agents on the Company’s platform increased by 12.5% to RMB1,328.0 billion (US$181.9 billion) in 2024 from RMB1,180.4 billion in 2023. The increase was mainly offset by the decrease in revenues from certain value-added services which were not directly driven by GTV of existing home transactions served by connected agents.

•	Net revenues from new home transaction services increased by 10.1% to RMB33.7 billion (US$4.6 billion) in 2024 from RMB30.6 billion in 2023, primarily due to the improved monetization capability, which was partially offset by the decrease of GTV of new home transactions of 3.3% to RMB970.0 billion (US$132.9 billion) in 2024 from RMB1,003.0 billion in 2023. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 3.1% to RMB784.4 billion (US$107.5 billion) in 2024 from RMB809.9 billion in 2023, and the GTV of new home transactions served by Lianjia brand decreased by 3.9% to RMB185.6 billion (US$25.4 billion) in 2024 from RMB193.2 billion in 2023.

•	Net revenues from home renovation and furnishing increased by 36.1% to RMB14.8 billion (US$2.0 billion) in 2024 from RMB10.9 billion in 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales in categories such as customized furniture, soft furnishings, and electrical appliances, and c) the shortened lead time driven by enhanced delivery capabilities.

•	Net revenues from home rental services increased by 135.0% to RMB14.3 billion (US$2.0 billion) in 2024 from RMB6.1 billion in 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services increased by 8.8% to RMB2.5 billion (US$0.3 billion) in 2024 from RMB2.3 billion in 2023, primarily attributable to the increase of net revenues from financial services.

Cost of Revenues

Total cost of revenues increased by 25.8% to RMB70.5 billion (US$9.7 billion) in 2024 from RMB56.1 billion in 2023.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 11.5% to RMB22.8 billion (US$3.1 billion) in 2024 from RMB20.4 billion in 2023, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation increased by 11.1% to RMB18.9 billion (US$2.6 billion) in 2024 from RMB17.0 billion in 2023, primarily due to an increase in the net revenues from new home transactions derived from transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing increased by 32.8% to RMB10.2 billion (US$1.4 billion) in 2024 from RMB7.7 billion in 2023, which was in line with the growth of net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services increased by 121.0% to RMB13.6 billion (US$1.9 billion) in 2024 from RMB6.2 billion in 2023, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores was RMB2.9 billion (US$0.4 billion) in 2024, relatively flat compared with RMB2.9 billion in 2023.

•	Other costs. The Company’s other costs increased by 13.6% to RMB2.1 billion (US$0.3 billion) in 2024 from RMB1.9 billion in 2023, mainly due to the increased tax and surcharges in line with the increased net revenues and an increase in provision and funding costs of financial services.

Gross Profit

Gross profit increased by 5.6% to RMB22.9 billion (US$3.1 billion) in 2024 from RMB21.7 billion in 2023. Gross margin was 24.6% in 2024, compared to 27.9% in 2023, primarily due to a) a lower contribution ratio of net revenues from existing home transaction services with a relatively higher margin than other revenue streams; and b) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services.

Income from Operations

Total operating expenses increased by 13.3% to RMB19.2 billion (US$2.6 billion) in 2024 from RMB16.9 billion in 2023.

•	General and administrative expenses increased by 8.8% to RMB9.0 billion (US$1.2 billion) in 2024 from RMB8.2 billion in 2023, mainly due to the increase in personnel costs.

•	Sales and marketing expenses increased by 17.0% to RMB7.8 billion (US$1.1 billion) in 2024 from RMB6.7 billion in 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business.

•	Research and development expenses increased by 17.9% to RMB2.3 billion (US$0.3 billion) in 2024 from RMB1.9 billion in 2023, primarily due to the increased headcount of research and development personnel and the increased technical service costs.

Income from operations was RMB3,765 million (US$516 million) in 2024, compared to RMB4,797 million in 2023. Operating margin was 4.0% in 2024, compared to 6.2% in 2023, primarily due to a lower gross margin partially offset by the improved operating leverage in 2024, compared to 2023.

Adjusted income from operations was RMB6,890 million (US$944 million) in 2024, compared to RMB8.7 billion in 2023. Adjusted operating margin was 7.4% in 2024, compared to 11.2% in 2023. Adjusted EBITDA was RMB9,534 million (US$1,306 million) in 2024, compared to RMB11.3 billion in 2023.

Net Income

Net income was RMB4,078 million (US$559 million) in 2024, compared to RMB5,890 million in 2023.

Adjusted net income was RMB7,211 million (US$988 million) in 2024, compared to RMB9,798 million in 2023.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB4,065 million (US$557 million) in 2024, compared to RMB5,883 million in 2023.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders12 was RMB7,198 million (US$986 million) in 2024, compared to RMB9,792 million in 2023.

12 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders13 were RMB3.58 (US$0.49) and RMB3.45 (US$0.47) in 2024, respectively, compared to RMB5.01 and RMB4.89 in 2023, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders14 were RMB6.33 (US$0.87) and RMB6.10 (US$0.84) in 2024, respectively, compared to RMB8.34 and RMB8.13 in 2023, respectively.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of the Company at the next annual general meeting to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 14, 2024. As of December 31, 2024, the Company in aggregate has purchased approximately 109.1 million ADSs (representing approximately 327.4 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$1,625.4 million under this share repurchase program since its launch.

Final Cash Dividend

The Company is pleased to announce that its board of directors (the “Board”) has approved a final cash dividend (the “Dividend”) of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.4 billion, which will be funded by cash surplus on the Company’s balance sheet.

13 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

14 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 9, 2025 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around April 22, 2025 for holders of ordinary shares, and on or around April 25, 2025 for holders of ADSs.

Under the Company’s current dividend policy, the Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, the Company’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. If the Company decides to pay dividends, the form, frequency and amount will be based upon its future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, March 18, 2025 (8:00 P.M. Beijing/Hong Kong Time on Tuesday, March 18, 2025) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

English Line: https://s1.c-conf.com/diamondpass/10045435-su5md1.html

Chinese Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10045436-c4n72s.html

A replay of the conference call will be accessible through March 25, 2025, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (English line):	10045435
Replay PIN (Chinese simultaneous interpretation line):	10045436

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,634,716	11,442,965	1,567,680
Restricted cash	6,222,745	8,858,449	1,213,603
Short-term investments	34,257,958	41,317,700	5,660,502
Financing receivables, net of allowance for credit losses of RMB122,482 and RMB147,330 as of December 31, 2023 and 2024, respectively	1,347,759	2,835,527	388,466
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,681,127 and RMB1,636,163 as of December 31, 2023 and 2024, respectively	3,176,169	5,497,989	753,221
Amounts due from and prepayments to related parties	419,270	379,218	51,953
Loan receivables from related parties	28,030	18,797	2,575
Prepayments, receivables and other assets	4,666,976	6,252,700	856,615
Total current assets	69,753,623	76,603,345	10,494,615
Non-current assets
Property, plant and equipment, net	1,965,098	2,400,211	328,828
Right-of-use assets	17,617,915	23,366,879	3,201,249
Long-term investments, net	23,570,988	23,790,106	3,259,231
Intangible assets, net	1,067,459	857,635	117,496
Goodwill	4,856,807	4,777,420	654,504
Long-term loan receivables from related parties	27,000	131,410	18,003
Other non-current assets	1,473,041	1,222,277	167,451
Total non-current assets	50,578,308	56,545,938	7,746,762
TOTAL ASSETS	120,331,931	133,149,283	18,241,377

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,328,516	9,492,629	1,300,485
Amounts due to related parties	430,350	391,446	53,628
Employee compensation and welfare payable	8,145,779	8,414,472	1,152,778
Customer deposits payable	3,900,564	6,078,623	832,768
Income taxes payable	698,568	1,028,735	140,936
Short-term borrowings	290,450	288,280	39,494
Lease liabilities current portion	9,368,607	13,729,701	1,880,961
Contract liability and deferred revenue	4,665,201	6,051,867	829,102
Accrued expenses and other current liabilities	5,695,948	7,268,505	995,782
Total current liabilities	39,523,983	52,744,258	7,225,934
Non-current liabilities
Deferred tax liabilities	279,341	317,697	43,524
Lease liabilities non-current portion	8,327,113	8,636,770	1,183,233
Other non-current liabilities	389	2,563	352
Total non-current liabilities	8,606,843	8,957,030	1,227,109
TOTAL LIABILITIES	48,130,826	61,701,288	8,453,043

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; and 151,354,549 and 145,413,446 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)	475	461	63
Treasury shares	(866,198)	(949,410)	(130,069)
Additional paid-in capital	77,583,054	72,460,562	9,927,056
Statutory reserves	811,107	926,972	126,995
Accumulated other comprehensive income	244,302	609,112	83,448
Accumulated deficit	(5,672,916)	(1,723,881)	(236,171)
Total KE Holdings Inc. shareholders' equity	72,099,824	71,323,816	9,771,322
Non-controlling interests	101,281	124,179	17,012
TOTAL SHAREHOLDERS' EQUITY	72,201,105	71,447,995	9,788,334
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	120,331,931	133,149,283	18,241,377

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	6,049,963	8,922,030	1,222,313	27,954,135	28,201,003	3,863,522
New home transaction services	7,574,098	13,076,767	1,791,510	30,575,778	33,653,403	4,610,497
Home renovation and furnishing	3,640,928	4,106,834	562,634	10,850,497	14,768,947	2,023,337
Home rental services	2,194,485	4,580,502	627,526	6,099,747	14,334,479	1,963,816
Emerging and other services	744,752	438,974	60,139	2,296,775	2,499,666	342,453
Total net revenues	20,204,226	31,125,107	4,264,122	77,776,932	93,457,498	12,803,625
Cost of revenues
Commission-split	(5,073,602)	(8,709,790)	(1,193,236)	(20,419,577)	(22,766,957)	(3,119,060)
Commission and compensation-internal	(3,917,437)	(6,456,881)	(884,589)	(17,015,927)	(18,903,786)	(2,589,808)
Cost of home renovation and furnishing	(2,628,015)	(2,884,614)	(395,190)	(7,705,325)	(10,229,696)	(1,401,463)
Cost of home rental services	(2,166,138)	(4,370,712)	(598,785)	(6,163,044)	(13,619,506)	(1,865,865)
Cost related to stores	(727,054)	(785,966)	(107,677)	(2,872,093)	(2,854,988)	(391,132)
Others	(547,934)	(746,958)	(102,333)	(1,882,952)	(2,138,510)	(292,973)
Total cost of revenues(1)	(15,060,180)	(23,954,921)	(3,281,810)	(56,058,918)	(70,513,443)	(9,660,301)
Gross profit	5,144,046	7,170,186	982,312	21,718,014	22,944,055	3,143,324
Operating expenses
Sales and marketing expenses(1)	(2,080,363)	(2,344,000)	(321,127)	(6,654,178)	(7,783,341)	(1,066,313)
General and administrative expenses(1)	(2,647,739)	(2,961,294)	(405,695)	(8,236,569)	(8,960,747)	(1,227,617)
Research and development expenses (1)	(533,620)	(738,683)	(101,199)	(1,936,780)	(2,283,424)	(312,828)
Impairment of goodwill, intangible assets and other long-lived assets	(55,441)	(115,179)	(15,779)	(93,417)	(151,576)	(20,766)
Total operating expenses	(5,317,163)	(6,159,156)	(843,800)	(16,920,944)	(19,179,088)	(2,627,524)
Income (loss) from operations	(173,117)	1,011,030	138,512	4,797,070	3,764,967	515,800
Interest income, net	311,963	283,417	38,828	1,263,332	1,260,163	172,642
Share of results of equity investees	(18,130)	6,144	842	9,098	10,192	1,396
Impairment loss for equity investments accounted for equity method	(4,187)	-	-	(10,369)	-	-
Fair value changes in investments, net	4,127	125,333	17,171	78,320	312,791	42,852
Impairment loss for equity investments accounted for using Measurement Alternative	(16,605)	(971)	(133)	(28,800)	(9,408)	(1,289)
Foreign currency exchange loss	(174,459)	(6,805)	(932)	(93,956)	(34,674)	(4,750)
Other income, net	832,103	192,069	26,313	1,869,300	1,566,038	214,546
Income before income tax expense	761,695	1,610,217	220,601	7,883,995	6,870,069	941,197
Income tax expense	(91,632)	(1,032,969)	(141,516)	(1,994,391)	(2,791,889)	(382,487)
Net income	670,063	577,248	79,085	5,889,604	4,078,180	558,710

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to non-controlling interests shareholders	(458)	(7,256)	(994)	(6,380)	(13,280)	(1,819)
Net income attributable to KE Holdings Inc.	669,605	569,992	78,091	5,883,224	4,064,900	556,891
Net income attributable to KE Holdings Inc.’s ordinary shareholders	669,605	569,992	78,091	5,883,224	4,064,900	556,891

Net income	670,063	577,248	79,085	5,889,604	4,078,180	558,710
Currency translation adjustments	(138,522)	348,802	47,786	574,223	217,142	29,748
Unrealized gains (losses) on available-for-sale investments, net of reclassification	133,067	(15,206)	(2,083)	82,800	147,668	20,230
Total comprehensive income	664,608	910,844	124,788	6,546,627	4,442,990	608,688
Comprehensive income attributable to non-controlling interests shareholders	(458)	(7,256)	(994)	(6,380)	(13,280)	(1,819)
Comprehensive income attributable to KE Holdings Inc.	664,150	903,588	123,794	6,540,247	4,429,710	606,869
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	664,150	903,588	123,794	6,540,247	4,429,710	606,869

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	3,449,700,565	3,356,948,233	3,356,948,233	3,521,379,938	3,409,772,592	3,409,772,592
—Diluted	3,557,221,957	3,525,088,426	3,525,088,426	3,611,653,020	3,537,408,029	3,537,408,029

Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,149,900,188	1,118,982,744	1,118,982,744	1,173,793,313	1,136,590,864	1,136,590,864
—Diluted	1,185,740,652	1,175,029,475	1,175,029,475	1,203,884,340	1,179,136,010	1,179,136,010

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.19	0.17	0.02	1.67	1.19	0.16
—Diluted	0.19	0.16	0.02	1.63	1.15	0.16

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.58	0.51	0.07	5.01	3.58	0.49
—Diluted	0.56	0.49	0.07	4.89	3.45	0.47

(1) Includes share-based compensation expenses as follows:
Cost of revenues	138,967	135,358	18,544	502,523	521,293	71,417
Sales and marketing expenses	51,347	53,410	7,317	180,465	197,320	27,033
General and administrative expenses	580,363	360,801	49,430	2,345,895	1,821,817	249,588
Research and development expenses	47,761	45,499	6,233	186,666	185,645	25,433

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	(173,117)	1,011,030	138,512	4,797,070	3,764,967	515,800
Share-based compensation expenses	818,438	595,068	81,524	3,215,549	2,726,075	373,471
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,039	33,695	4,616	613,307	247,862	33,957
Impairment of goodwill, intangible assets and other long-lived assets	55,441	115,179	15,779	93,417	151,576	20,766
Adjusted income from operations	855,801	1,754,972	240,431	8,719,343	6,890,480	943,994

Net income	670,063	577,248	79,085	5,889,604	4,078,180	558,710
Share-based compensation expenses	818,438	595,068	81,524	3,215,549	2,726,075	373,471
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,039	33,695	4,616	613,307	247,862	33,957
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	546	27,960	3,831	(26,315)	24,371	3,339
Impairment of goodwill, intangible assets and other long-lived assets	55,441	115,179	15,779	93,417	151,576	20,766
Impairment of investments	20,792	971	133	39,169	9,408	1,289
Tax effects on non-GAAP adjustments	(6,561)	(6,495)	(890)	(26,243)	(26,399)	(3,617)
Adjusted net income	1,713,758	1,343,626	184,078	9,798,488	7,211,073	987,915

Net income	670,063	577,248	79,085	5,889,604	4,078,180	558,710
Income tax expense	91,632	1,032,969	141,516	1,994,391	2,791,889	382,487
Share-based compensation expenses	818,438	595,068	81,524	3,215,549	2,726,075	373,471
Amortization of intangible assets	158,339	38,041	5,212	627,146	268,684	36,810
Depreciation of property, plant and equipment	196,436	238,496	32,674	775,042	743,728	101,890
Interest income, net	(311,963)	(283,417)	(38,828)	(1,263,332)	(1,260,163)	(172,642)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	546	27,960	3,831	(26,315)	24,371	3,339
Impairment of goodwill, intangible assets and other long-lived assets	55,441	115,179	15,779	93,417	151,576	20,766
Impairment of investments	20,792	971	133	39,169	9,408	1,289
Adjusted EBITDA	1,699,724	2,342,515	320,926	11,344,671	9,533,748	1,306,120

Net income attributable to KE Holdings Inc.’s ordinary shareholders	669,605	569,992	78,091	5,883,224	4,064,900	556,891
Share-based compensation expenses	818,438	595,068	81,524	3,215,549	2,726,075	373,471
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	155,039	33,695	4,616	613,307	247,862	33,957
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	546	27,960	3,831	(26,315)	24,371	3,339
Impairment of goodwill, intangible assets and other long-lived assets	55,441	115,179	15,779	93,417	151,576	20,766
Impairment of investments	20,792	971	133	39,169	9,408	1,289
Tax effects on non-GAAP adjustments	(6,561)	(6,495)	(890)	(26,243)	(26,399)	(3,617)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)	(28)	(28)	(4)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,713,293	1,336,363	183,083	9,792,080	7,197,765	986,092

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,149,900,188	1,118,982,744	1,118,982,744	1,173,793,313	1,136,590,864	1,136,590,864
—Diluted	1,185,740,652	1,175,029,475	1,175,029,475	1,203,884,340	1,179,136,010	1,179,136,010

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,149,900,188	1,118,982,744	1,118,982,744	1,173,793,313	1,136,590,864	1,136,590,864
—Diluted	1,185,740,652	1,175,029,475	1,175,029,475	1,203,884,340	1,179,136,010	1,179,136,010

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.58	0.51	0.07	5.01	3.58	0.49
—Diluted	0.56	0.49	0.07	4.89	3.45	0.47

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.91	0.68	0.09	3.33	2.75	0.38
—Diluted	0.88	0.65	0.09	3.24	2.65	0.37

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.49	1.19	0.16	8.34	6.33	0.87
—Diluted	1.44	1.14	0.16	8.13	6.10	0.84

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,767,804	5,202,518	712,740	11,414,244	9,447,137	1,294,255
Net cash provided by (used in) investing activities	3,712,203	(2,015,584)	(276,133)	(3,977,440)	(9,378,025)	(1,284,784)
Net cash provided by (used in) financing activities	(1,475,585)	1,109,860	152,050	(7,218,210)	(5,794,635)	(793,862)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(142,337)	184,196	25,237	44,608	169,476	23,216
Net increase (decrease) in cash and cash equivalents and restricted cash	3,862,085	4,480,990	613,894	263,202	(5,556,047)	(761,175)
Cash, cash equivalents and restricted cash at the beginning of the period	21,995,376	15,820,424	2,167,389	25,594,259	25,857,461	3,542,458
Cash, cash equivalents and restricted cash at the end of the period	25,857,461	20,301,414	2,781,283	25,857,461	20,301,414	2,781,283

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	6,049,963	8,922,030	1,222,313	27,954,135	28,201,003	3,863,522
Less: Commission and compensation	(3,355,714)	(5,315,541)	(728,226)	(14,762,910)	(16,016,079)	(2,194,194)
Contribution	2,694,249	3,606,489	494,087	13,191,225	12,184,924	1,669,328
New home transaction services
Net revenues	7,574,098	13,076,767	1,791,510	30,575,778	33,653,403	4,610,497
Less: Commission and compensation	(5,574,423)	(9,723,154)	(1,332,067)	(22,455,253)	(25,304,481)	(3,466,700)
Contribution	1,999,675	3,353,613	459,443	8,120,525	8,348,922	1,143,797
Home renovation and furnishing
Net revenues	3,640,928	4,106,834	562,634	10,850,497	14,768,947	2,023,337
Less: Material costs, commission and compensation	(2,628,015)	(2,884,614)	(395,190)	(7,705,325)	(10,229,696)	(1,401,463)
Contribution	1,012,913	1,222,220	167,444	3,145,172	4,539,251	621,874
Home rental services
Net revenues	2,194,485	4,580,502	627,526	6,099,747	14,334,479	1,963,816
Less: Property leasing costs, commission and compensation	(2,166,138)	(4,370,712)	(598,785)	(6,163,044)	(13,619,506)	(1,865,865)
(Deficit)/Contribution	28,347	209,790	28,741	(63,297)	714,973	97,951
Emerging and other services
Net revenues	744,752	438,974	60,139	2,296,775	2,499,666	342,453
Less: Commission and compensation	(60,902)	(127,976)	(17,532)	(217,341)	(350,183)	(47,974)
Contribution	683,850	310,998	42,607	2,079,434	2,149,483	294,479